Exhibit 4(c)

January 10, 2002


Libra Finance S.A.
C/o Essex House - Suite 2701
160 Central Park South
New York, NY 10019

Attn: Arie Rabinowitz

                          Re:      October 25, 2001 Warrant & Additional Warrant

Dear Arie:

     Reference is made to the Warrant dated October 25, 2001, number LF-2 (the "Warrant"), of NCT Group, Inc., a Delaware corporation (the "Company"), pursuant to which Libra Finance S.A. (the "Holder") is granted the right, subject to terms and conditions of the Warrant, to purchase up to 20,000,000 shares (the "Warrant Stock") of Common Stock, par value $.01 per share, of the Company.

     As of the date of this letter, the Company reduced the Exercise Price (as defined in the Warrant) of the Common Stock to the lesser of (i) $.07, or (ii) the lowest Closing Bid Price (as defined in the Warrant) between the date hereof and June 28, 2002, inclusive.

     Exercise by Surrender of Warrant. In addition to the method of payment set forth in Section 1 of the Warrant and in lieu of any cash payment required thereunder, the Holder(s) of the Warrant shall have the right at any time and from time to time to exercise the Warrant in full or in part by surrendering the Warrant in the manner specified in Section 1 of the Warrant in exchange for the number of shares of Warrant Stock equal to the product of: (x) the number of shares of Warrant Stock as to which the Warrant is being exercised, multiplied by (y) a fraction, the numerator of which is the Market Price (as defined below) of the Common Stock less the Exercise Price of the Warrant Stock and the denominator of which is the Market Price per share of Common Stock. Solely for the purposes of the foregoing calculation, Market Price shall be calculated on the date on which the Warrant Exercise Form attached to the Warrant is deemed to have been sent to the Company pursuant to Section 12 of the Warrant ("Notice Date").

     Definition of Market Price. As used herein, the phrase "Market Price" at any date shall be deemed to be, when referring to the Common Stock, the last reported sale price, or, in case no such reported sale takes place on such day, the average of the last reported sale prices for the last three (3) trading days, in either case as officially reported by the principal trading market on which the Common Stock is listed or admitted to trading or by the Nasdaq National Market or the Nasdaq SmallCap Market or, if the Common Stock is not listed or admitted to trading on any national securities exchange nor quoted on Nasdaq National Market or Nasdaq SmallCap Market, the average closing bid price as furnished by Bloomberg (as defined in the Warrant) for the principal market or exchange on which the Common Stock is listed for trading or quoted.

     The Holder shall not be entitled to exercise the Warrant on an exercise date, in connection with that number of shares of Common Stock which would be in excess of the sum of (i) the number of shares of Common Stock beneficially owned by the Holder and its affiliates on an exercise date, and (ii) the number of shares of Common Stock issuable upon the exercise of the Warrant with respect to which the determination of this proviso is being made on an exercise date, which would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock of the Company on such date. For the purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, the Holder shall not be limited to aggregate exercises which would result in the issuance of more than 9.99%. The restriction described in this paragraph may be revoked upon 75 days prior notice from the Holder to the Company. The Holder may allocate which of the equity of the Company deemed beneficially owned by the Subscriber shall be included in the 9.99% amount described above and which shall be allocated to the excess above 9.99%. The
Company's right to Mandatory Exercise (as defined in the Warrant) shall be limited to an amount of Common Stock up to the maximum amount of Warrant Shares that may be purchased by the Holder pursuant this Paragraph.

     The Company shall also deliver to you within three days of the date of this letter an additional warrant certificate representing the right to purchase 5,000,000 shares of Warrant Stock ("Additional Warrant"). The terms of the Additional Warrant shall be identical to the terms of the Warrant as modified by this letter except that if the Closing Bid Price for the period between the date hereof and June 28, 2002, inclusive, is greater than $.25 then to the extent the Additional Warrant remains unexercised for up to 3,000,000 Warrant Shares, the right to purchase up to such 3,000,000 Warrant Shares shall automatically be extinguished.


                                  Very truly yours,

                                  NCT GROUP, INC.


                                  By:__________________________________
                                           Name:
                                           Title:
ACCEPTED:

LIBRA FINANCE S.A.


 By:__________________________________
         Name:
         Title: